UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

(Amendment #2)

Name of issuer: Odyssey Healthcare, Inc.

Title of class of securities: Common Stock

CUSIP number: 67611V101

Date of event, which requires filing of this statement: December 31, 2001

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)


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CUSIP No: 67611V101
 1. Names of reporting persons: PHILIP GREER & Weiss, Peck & Greer, LLC IRS identification nos. of above persons (entities only): ###-##-#### &
13-
 2649199



 2. Check the appropriate box if a member of a group:
    (a) [ ]
    (b) [X]

 3. SEC Use Only

 4. Citizenship or place of organization: NEW YORK & DELAWARE (PLACE OF ORG.)
Number of      5. Sole voting power: -0-
Shares
beneficially   6. Shared voting power: 2,027,845
owned by
each           7. Sole dispositive power: -0-
reporting
person with:   8. Shared dispositive power: 2,027,845

 9. Aggregate amount beneficially owned by each reporting person: 2,027,845

10. Check if the aggregate amount in row (11) excludes certain shares: [X]

11. Percent of class represented by amount in row (11):  14.2%

12. Type of reporting person:  BD,IA

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Item 1.
(a) Name of issuer:  Odyssey Healthcare, Inc.
(b) Address of issuer's principal executive offices: 717 North Harwood, Suite 1500, Dallas, TX 75201

Item 2.
a) Name of person filing: Philip Greer, individually and on behalf of WPG Enterprise Fund III, L.L.C. (Enterprise III) and WPG Venture Associates III, L.L.C. & Weiss, Peck & Greer, LLC ("WPG")

       	 (b) Address of principal business office or, if none, residence:

 555 California Street, Suite 3130     ("WPG"): One New York Plaza
 San Francisco, CA 94104				New York, NY 10004


         (c) Citizenship: Weiss, Peck & Greer, L.L.C. ("WPG") is a Limited Liability Company organized under the laws of the State of Delaware.
           Philip Greer is a citizen of the United States.

        	(d) Title of class of securities: Common Stock

       	(e) CUSIP number: 67611V101

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or
        (c), check whether the person filing is a:

        (a) [X] Broker or dealer registered under section 15 of the Act
                (15 U.S.C 78o)
        (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
78c).
        (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)
        (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
(e) [X] An investment advisor registered under Section 203 of the Investment Company Act of 1940
        (f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F)
        (g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)
        (h) [ ] A savings associations as defined in Section 3(b) of the
                Federal Deposit Insurance Act (12 U.S.C. 1813)
        (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
        (j) [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J)

    Item 4  Ownership:


        (a) Amount beneficially owned: 2,027,845
        (b) Percent of class: 14.2%
        (c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: -0-

(ii)  Shared power to vote or to direct the vote: 2,027,845

(iii) Sole power to dispose or to direct the disposition of: -0-

(iv)  Shared power to dispose or to direct the disposition of:
	2,027,845


Item 5  Ownership of five percent or less of a class:
        [Not Applicable]

Item 6  Ownership of more than five percent on behalf of another person:

The following information concerning percentages of ownership of outstanding shares of common stock is based on a total of 14,253,000 shares reported to be outstanding by Odyssey Healthcare, Inc. at December 31, 2001.

As of December 31, 2001, WPG VA III & Enterprise II, owned of record
2,000,445
shares. 908,202 shares (WPG VA III), 1,092,243 shares (Enterprise II) respectively, of Odyssey Healthcare, Inc. common stock ("Common Stock").
The shares owned WPG VA III & Enterprise II may be deemed to be beneficially owned, within the meaning of Rule 13d-3, by WPGVC. Mr. Greer, the managing member of WPGVC, may be deemed to be the beneficial owner of all of the above described shares within the meaning of Rule 13d-3.

Accordingly, by reason of the provisions of Rule 13d-3, as of December 31,
2001
Philip Greer may be deemed to own beneficially 2,000,445 shares of Common Stock or approximately 14.03% of the outstanding shares, with shared voting and investment power as to all such shares. Mr. Greer disclaims, pursuant to Rule 13d-4, beneficial ownership of the shares of Common Stock owned of record by WPG VA III & Enterprise II except to the extent of his beneficial interest as a member in WPGVC, or in Jewel Investors, L.L.C., a member in WPGVC.

This Schedule 13G is not being filed with respect to the share Odyssey Healthcare, Inc., which may be owned of record or beneficially by any member of WPGVC, other than Mr. Greer, since no such member possesses or shares voting or investment power with respect to the shares. Each of such members disclaims ownership, pursuant to Rule 13d-3, of the shares of Common Stock owned by the various parties referred to in this Schedule 13G, other than such shares as the respective member owns of record, or may be deemed to own by reason of his interest as a member in the various companies described herein. Each of the entities described herein as owning shares of Common Stock disclaims, pursuant to Rule 13d-4, beneficial ownership of such shares as are owned by the other entities described herein.

Item 6 ("WPG"): This Statement on Schedule 13G ("Schedule 13G") is filed by WPG,a Delaware limited liability company which is registered as a broker-dealer under Section 15 of the Act, and as an investment adviser under Section
203 of the Investment Advisers Act of 1940, as amended.

This Schedule 13G is being filed with respect to 27,400 shares of common Stock of Odyssey Healthcare, Inc. (the "Common Stock")held by WPG at December 31, 2001 for the discretionary accounts of certain clients. By reason of Rule
13d-3 under the Act, WPG may be deemed to be a "beneficial owner" of such Common Stock. WPG expressly disclaims beneficial ownership of the Common Stock.
Each client has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock purchased for his account. To the knowledge of WPG, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock which represents more than 5% of the outstanding shares of the Common Stock referred to in Item 4(b) hereof.

This Schedule 13G is not being filed with respect to the shares of Common
Stock
Which may be owned by managing directors of WPG, or by their respective spouses or as custodian or trustee for their respective family members or by their respective family foundations, since WPG does not possess or share voting or investment power with respect to such Common Stock. Each of such managing director disclaims, pursuant to Rule 13d-4, that he or she is the beneficial owner, within the meaning of Rule 13d-3, of the shares of Common Stock owned by the various parties referred to in this Schedule 13G, other than such shares as the respective managing director owns of record.


Item 7 Identification and Classification of the Subsidiary Which Acquired the
        Security Being Reported on By the Parent Holding Company:
        Not Applicable

Item 8  Identification and Classification of Members of the Group:
 Not Applicable

Item 9  Notice of Dissolution of Group: Not Applicable

Item 10 Certification:
        240.13d-1(b):

By signing below, Robert A. Kloby, Chief Compliance Officer of WPG certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held n the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:

Signature:  (electronic transmission)

WEISS, PECK & GREER, LLC


______________________________
Name/Title:  ROBERT A. KLOBY